Exhibit 99.64

Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 MAIN 416.862.6666 FACSIMILE

Toronto

Montréal

Ottawa

Calgary

New York

September 2, 2010

SENT BY SEDAR

TO:                                               Ontario Securities Commission, as Principal Regulator

AND TO:                British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Autorité des marchés financiers

Dear Sirs/Mesdames:

Lake Shore Gold Corp. (the “Issuer”)

We refer you to the final short form prospectus dated September 2, 2010 (the “Prospectus”) of the Issuer. We hereby consent to the references to and use of our name contained in the Prospectus under the headings “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations” and “Legal Matters” and the inclusion of our opinions contained under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”.

We also confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in it that is: (i) derived from our opinion referred to above, or (ii) within our knowledge as a result of services we performed in connection with our opinion referred to above.

This letter is solely for the information of the securities regulatory authorities to which it is addressed and is not to be referred to in whole or in part in the Prospectus or in any other similar document and is not to be relied upon by any other person or for any other purpose.

Yours very truly,

“Osler, Hoskin & Harcourt LLP”

Osler, Hoskin & Harcourt LLP

Osler.com